April 12, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Elizabeth J. Cole
Executive Vice President and Chief Financial Officer
Booth Creek Ski Holdings, Inc.
1000 South Frontage Road West, Suite 100
Vail, Colorado 81657

RE:	Booth Creek Ski Holdings, Inc. (the "Company")
	Form 10-K for the year ended October 29, 2004
	File No. 333-26091

Dear Ms. Cole:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.




Form 10-K For the Fiscal Year Ended October 29, 2004
Item 7- Management Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 28

1. Your disclosures indicate that you have commenced the process of
identifying possible refinancing alternatives.   Please expand
these
disclosures to discuss the potential consequences to your business if
(for whatever reason) you are unable to successfully refinance your obligations before they become due.

2. On page 32, you state that you may in the future consider divestitures of non-strategic assets, including resorts, if such transactions can be completed on favorable terms. In this regard, it is unclear why you refer to your resorts as possible non-strategic assets when these assets constitute your principal business operations. Please clarify your disclosures by identifying the resorts you would consider divesting, and discuss how such a determination would be made.

Contractual Obligations and Off-Balance Sheet Arrangements, page
32

3. When presenting contractual obligations, please ensure that all obligations are shown in the table, including your Revolving
Credit
Facility and scheduled (or estimated) interest payments on your indebtedness. See FR-72 for guidance.

4. Additionally, on page F-16 of your filing, you disclose that you had other commitments of $6.6 million at October 29, 2004. However the table of contractual obligations on page 32 only shows $4.3 million of purchase obligations. Please revise, as appropriate, or explain supplementally.

Consolidated Balance Sheets, page F-3

5. Please present restricted cash as a separate line item on the face of your balance sheets, rather than disclosing in a footnote that restricted cash has been included in cash.

Note 1- Organization, Basis of Presentation and Summary of
Significant Accounting Policies, page F-8

6. You disclose on page 15 of your filing that, from time to time, you undertake remediation activities at your resorts to assure compliance with environmental laws or to address instances of non-compliance. Your disclosure also states that these costs could be significant. As such, please tell us the nature and historical amounts of these costs. Additionally, tell us and expand your footnote disclosure to indicate how you account for these costs. Your response should provide detailed information regarding the nature of these costs and how you make the determination that such costs could be significant.

7. With respect to your revenue recognition policy for resort operations, supplementally tell us whether the annual membership fees charged in connection with your customer loyalty programs (as described on page 12) are accounted for in the same manner as sales of season passes. If so, consider expanding your revenue recognition policy to clarify your accounting for these annual membership fees.

Note 5 - Commitments and Contingencies

Pledge of Stock, page F-16

8. We note your disclosure regarding the pledge of your stock to secure approximately $129.9 million of indebtedness of your parent company. However, it is unclear how this pledge may affect your operations in the event of a default by your parent company with respect to such indebtedness. Please explain supplementally, and consider the need to make additional disclosures in your financial statements and/or MD&A.

Note 11 - Business Segments, page F-20

9. In light of the geographic diversity of your resort locations and the associated variability of weather conditions, it may be appropriate to present additional segment information. For example, at the bottom of page 31, you note the weather challenges experienced by your Summit resort. Also, we note that your New Hampshire resorts have more snowmaking capabilities than your other resorts. Accordingly, it may be appropriate to present separate information for your New Hampshire, Northern California and Northwest Washington groups of resorts. Supplementally provide us with a summary of the revenues and operating margins of these resort groups (and/or any other appropriate groupings) over at least the past three fiscal years. Also provide us with any other information you deem meaningful to the determination of the appropriate level of segment disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

**********

You may contact Juan Migone (202) 942-1771 or the undersigned at
(202) 942-1995 with any other questions.


								Sincerely,


								David R. Humphrey
      Branch Chief- Accountant

Via facsimile:  Elizabeth J. Cole
		(970) 479-0291
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Elizabeth J. Cole
Booth Creek Ski Holdings, Inc.
April 12, 2005
Page 4